

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Angelos M. Stergiou
President and Chief Executive Officer
SELLAS Life Sciences Group, Inc.
7 Times Square, Suite 2503
New York, New York 10036

> **Re: SELLAS Life Sciences Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 14, 2020**
> **File No. 333-246333**

Dear Dr. Stergiou:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel A. Bagliebter, Esq.